UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No.     )

MapInfo Corporation

(Name of Subject Company)

MapInfo Corporation

(Names of Person(s) Filing Statement)

Common Stock, $0.002 par value per share

(Title of Class of Securities)

565105103

(CUSIP Number of Class of Securities)

MapInfo Corporation

One Global View

Troy, NY 12180

Attention: Jason Joseph, General Counsel

(518) 285-6000

(Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of the persons filing statement)

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

The tender offer for the outstanding common stock of MapInfo Corporation (“MapInfo”) referred to in this filing has not yet commenced. This filing is neither an offer to purchase nor a solicitation of an offer to sell shares of MapInfo. Stockholders of MapInfo are urged to read the relevant tender offer documents when they become available because they will contain important information that stockholders should consider before making any decision regarding tendering their shares. At the time the Offer is commenced, Pitney Bowes Inc. (“Pitney Bowes”) will file tender offer materials with the U.S. Securities and Exchange Commission, and MapInfo will file a Solicitation/Recommendation Statement with respect to the Offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement will contain important information, which should be read carefully before any decision is made with respect to the tender offer. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all stockholders of MapInfo at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the U.S. Securities and Exchange Commission’s website at http://www.sec.gov/ or from Pitney Bowes.

Cautionary Note Regarding Forward-Looking Statements

Statements in this filing regarding the proposed transaction between Pitney Bowes and MapInfo, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company and any other statements about Pitney Bowes or MapInfo management’s future expectations, beliefs, goals, plans or prospects constitute forward-looking statements. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates,” and similar expressions) should also be considered to be forward-looking statements.

There are a number of important factors that could cause actual results or event to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the transaction, the ability of Pitney Bowes to successfully integrate MapInfo’s operations and employees; the ability to realize anticipated synergies and cost savings; and other factors describe in Pitney Bowes’ Annual Report on Form 10-K for the year ended December 31, 2006 and in MapInfo’s Annual Report on Form 10-K for the year ended September 30, 2006, each of which has been filed with the SEC. Except as otherwise required by law, Pitney Bowes and MapInfo disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this filing.

*****

E-mail to all employees from Mark Cattini, Chief Executive Officer and President of MapInfo

Dear Associates:

I wanted to inform you that we are entering the next phase of MapInfo’s development. Yesterday evening, MapInfo signed an agreement to be acquired by Pitney Bowes Inc. (NYSE: PBI), a $5.7 billion global provider of integrated mail, messaging and document management solutions headquartered in Stamford, Connecticut. I have attached today’s press release that provides a high level overview of the transaction, however, I wanted to take some time to further describe the transaction.

The Transaction

MapInfo and Pitney Bowes signed a definitive agreement on Wednesday, March 14. Pitney Bowes has agreed to pay $20.25 per share in cash (approximately $472 million) for the company.

Our Board has agreed to the transaction with Pitney Bowes, but the transaction can’t be completed until a few things occur. The first of those items is antitrust approval from the US federal government (the Department of Justice or the Federal Trade Commission) and potentially foreign regulatory agencies. The second item is that Pitney Bowes must commence a tender offer to purchase our shares for cash of $20.25 per share (which is to start on or before March 26) and the offer must remain open for at least 20 business days. Shareholders holding at least a majority of our outstanding fully diluted shares must tender their shares into the offer. Assuming the offer is successful, MapInfo would then merge with a subsidiary of Pitney Bowes and any shares not tendered would be converted into the right to receive cash of $20.25 per share. At the time of the merger, unexercised options to acquire our shares would be accelerated and vested in full, and would be cancelled for a cash payment equal to the difference between $20.25 and the per share exercise price of the option, multiplied by the number of shares subject to the option. If Pitney Bowes acquires more than 90% of our outstanding shares in the tender offer, then the merger would take place without a shareholder vote right after the closing of the tender offer. We currently expect the tender offer to close in late April and, assuming the offer is successful, the merger would close shortly thereafter.

Reasons for the Sale

As a public company, there is always the possibility of a sale, and the Board of Directors continually evaluates strategic alternatives, which include selling the company. During this past summer and fall, the company was approached by several organizations, and the board decided to commence a disciplined process to evaluate our strategic alternatives and determine the extent of the interest in an acquisition. That process led to this merger agreement, which provides approximately a 50% premium to the current stock price for our shareholders, a great company for our associates to work within, and a broader set of value propositions for our customers.

From Pitney Bowes’s perspective, MapInfo is an industry leader in location intelligence. The acquisition of this business is consistent with Pitney Bowes’s growth strategy to expand into adjacent spaces, especially in the area of software. MapInfo’s capability to provide location based software, data and services complements and expands upon the geocoding capability of Group1 Software, which was acquired in 2004, and gives Pitney Bowes a greater international presence. The acquisition also provides Pitney Bowes with cross-selling opportunities to sell MapInfo’s products into Pitney Bowes’ enterprise accounts and vice versa.

Next Steps

I am sure that you have many questions regarding the transaction. This morning, we will have a company meeting during which I will provide additional information on what is happening. Additionally, Leslie Abi-Karam, Executive Vice President and President of Document Messaging Technologies at Pitney Bowes, will speak at the meeting to provide her perspective on the combination of our companies. Leslie is the executive sponsor of the MapInfo acquisition at Pitney Bowes and has been heavily involved in the process to evaluate and purchase MapInfo.

One thing to remember, as I noted above, is that the acquisition is not completed until regulatory approvals are received, the tender offer is completed and the final merger is completed. Until then, you should take a “business as usual” approach to your daily work and decisions.

As you know, we will be having a company meeting at 9:30 a.m. EST. We will not be able to address questions during the 9:30 meeting; but, following that meeting, we will have functional break-out sessions to discuss the merger and to answer questions, to the extent we can at this point. In addition to the press release above, I have attached an FAQ document and a Fast Facts document about Pitney Bowes. I am also including an e-mail address – PBquestions@mapinfo.com – to which you can send follow up questions which will be answered in subsequent versions of the FAQ.

On a personal note, I view this as an exciting opportunity for all of our associates and for our company to be a strategic part of a much larger organization that will provide the scale and the infrastructure that will allow us to achieve our vision and growth objectives. I could not be more pleased that we have found a partner that provides the best fit for achieving our strategic vision while also providing the best value to our shareholders. I look forward to working with you and with our peers at Pitney Bowes to build a location intelligence solutions platform that sets the industry standard for solving customer problems where location is important.

Kind regards,

Mark

*****

Sheryl Y. Battles
Pitney Bowes Inc.
VP, Corporate Communications
203-351-6808

Charles F. McBride
Pitney Bowes Inc.
VP, Investor Relations
203-351-6349

PITNEY BOWES TO ACQUIRE MAPINFO

STAMFORD, Conn. and Troy, NY March 15, 2007– Pitney Bowes Inc. (NYSE:PBI) today announced it has entered into a merger agreement to acquire MapInfo Corporation (NASDAQ: MAPS) for approximately $408 million in cash, net of expected cash on MapInfo’s balance sheet at the time of closing. MapInfo is the leading global provider of location intelligence solutions. In the next seven business days, Pitney Bowes will commence a tender offer at a price of $20.25 per share in cash for the outstanding common shares of MapInfo.

MapInfo’s location intelligence solutions tools and services are utilized by more than 7,000 organizations worldwide in virtually every industry. MapInfo generated $165 million in revenue for its fiscal year 2006. The company, established in 1986, is headquartered in Troy, New York and has approximately 940 employees worldwide with locations in the United States, the United Kingdom, Canada, Continental Europe, Australia and Asia. More information about MapInfo can be found at www.MapInfo.com.

This acquisition strengthens Pitney Bowes’ position in the growing location intelligence market and enhances its ability to deliver added value to customers worldwide, according to Michael J. Critelli, Chairman and CEO of Pitney Bowes. “At Pitney Bowes we have long understood the importance of location in connecting the right information with the right recipient. Increasingly businesses and governments alike are using location-based information to enhance their reach, performance and decision-making capabilities. We are excited about the acquisition of MapInfo because it leverages our current expertise in location intelligence to deliver a broader range of advanced solutions for retail, communications, insurance, financial services and the public sector as well as strengthening our customer communication management offering. This transaction extends our global reach, enriches our location intelligence offerings, and builds upon the growing software platform that we established with the acquisition of Group 1 in 2004. We continue to expand our portfolio and leverage our core competencies as one of our strategies for delivering long-term growth.”

According to Mark Cattini, CEO and President of MapInfo, “Today’s announcement is a significant event for the location intelligence industry and is very positive for our customers, employees, partners and shareholders. We are excited to become part of the Pitney Bowes team, and believe this transaction will help take us to the next level. We have created a market leadership position in location intelligence from a product, data, services and industry expertise perspective. The combination of Pitney Bowes and MapInfo will dramatically expand our access to critical resources needed to further increase market awareness and our distribution capabilities around the world. In addition, from a long-term perspective, we believe there is a significant opportunity to cross-sell our respective solutions across our blue-chip base of more than 7,000 customers and the over two million Pitney Bowes customers worldwide. I look forward to working with the Pitney Bowes team and ensuring that this acquisition delivers on the potential that we know is possible.”

The transaction is subject to the completion of customary conditions, and is expected to close in the second calendar quarter of 2007. It is anticipated that MapInfo will operate as a wholly-owned subsidiary of Pitney Bowes within its software segment. Pitney Bowes anticipates that within 18 months there will be synergies in the range of $10 - $15 million from elimination of public company expenses, reduction in administrative infrastructure and increased marketing leverage.

Pitney Bowes expects the acquisition to be neutral to earnings per diluted share in 2007. However, after aligning MapInfo’s accounting with the policies used by Pitney Bowes for its software businesses, the acquisition is expected to reduce reported earnings per diluted share by approximately $.04 in 2007. Importantly, this charge will not have an impact on the cash flow contributed by MapInfo in any period, and the acquisition is expected to be accretive to the company’s 2007 cash earnings by approximately $.02 per share after adding back the amortization of intangibles.

MapInfo is a global company and the leading provider of location intelligence solutions, integrating software, data and services to provide greater value from location-based information and drive more insightful decisions for businesses and government organizations around the world. Its solutions are available in multiple languages through a network of strategic partners and distribution channels in 60 countries. MapInfo’s customers span a diverse set of targeted vertical markets where location is a critical decision-making component, including communications, public sector, retail and financial services, including insurance. In the private sector, companies use MapInfo products and services for a variety of purposes including site selection, risk analysis, marketing, customer services, sales territory alignment and routing. In the public sector, government agencies around the world use MapInfo solutions to improve public safety, crime analysis, asset management, emergency preparedness and response. The company’s customer base includes such recognized names as British Telecom, MasterCard, and The Home Depot.

Pitney Bowes is a $5.7 billion global provider of integrated mailstream management solutions headquartered in Stamford, Connecticut. The company serves over 2 million businesses of all sizes in more than 130 countries through dealer and direct operations. For more information, please visit www.pb.com.

#  #  #

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

The tender offer for the outstanding common stock of MapInfo referred to in this press release has not yet commenced. This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of MapInfo. Stockholders of MapInfo are urged to read the relevant tender offer documents when they become available because they will contain important information that stockholders should consider before making any decision regarding tendering their shares. At the time the Offer is commenced, Pitney Bowes will file tender offer materials with the U.S. Securities and Exchange Commission, and MapInfo will file a Solicitation/Recommendation Statement with respect to the Offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement will contain important information, which should be read carefully before any decision is made with respect to the tender offer. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all stockholders of MapInfo at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the U.S. Securities and Exchange Commission’s website at http://www.sec.gov/ or from Pitney Bowes.

Cautionary Note Regarding Forward-Looking Statements

Statements in this press release regarding the proposed transaction between Pitney Bowes and MapInfo, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company and any other statements about Pitney Bowes or MapInfo management’s future expectations, beliefs, goals, plans or prospects constitute forward-looking statements. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates,” and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the transaction, the ability of Pitney Bowes to successfully integrate MapInfo’s operations and employees; the ability to realize anticipated synergies and cost savings; and other factors described in Pitney Bowes’ Annual Report on Form 10-K for the year ended December 31, 2006 and in MapInfo’s Annual Report on Form 10-K for the year ended September 30, 2006, each of which has been filed with the SEC. Except as otherwise required by law, Pitney Bowes and MapInfo disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.

*****

Question

Strategic

Why is MapInfo selling now?

As a public company, there is always a possibility of a sale, and the Board of Directors continually evaluates strategic alternatives, which include selling the company. The company was officially approached by several organizations and the board decided to commence a disciplined process to determine the extent of the interest. That process led to this merger agreement.

Why is this of benefit to both companies?

Management of both companies is excited about the future prospects of the combined organizations. For MapInfo, we see the opportunity to not only continue our vision and strategy, but also to be able to accelerate its implementation within the Pitney Bowes footprint.

Why does this acquisition make sense? Why MapInfo?

MapInfo is an industry leader in location intelligence software. The acquisition of this business is consistent with Pitney Bowes growth strategy to expand into adjacent spaces, especially in the area of software. MapInfo’s capability to provide location based software, data and services complements and expands upon the geocoding capability of Group1 Software and gives Pitney Bowes a greater international presence. The acquisition also provides Pitney Bowes with cross-selling opportunities to sell MapInfo’s products into Pitney Bowes’ enterprise accounts and vice versa.

What impact do you expect the acquisition to have on existing MapInfo and Pitney Bowes offerings?

The MapInfo offering complements and expands Pitney Bowes current offerings for location intelligence. The companies must operate independently until after the transaction has closed, but thereafter, cross-functional teams from both organizations will work together to develop integration plans. Once complete, we will be able to offer more clarity on a future combined offering roadmap.

Where can I find out more about Pitney Bowes, their office locations and their offerings?

To read more about Pitney Bowes, you can visit their website at www.pb.com.

What will be the message to MapInfo customers and partners who have purchased MapInfo products? Will they be supported?

Both MapInfo and Pitney Bowes have a reputation for standing behind their products and services, and we expect this to continue post-acquisition, therefore, our current offerings will continue to be supported. Your MapInfo contacts – including your Sales Representatives, Client Managers, and Service Managers - will all remain the same.

How will this acquisition impact MapInfo’s Strategic Alliances?

Some agreements may be affected and the appropriate individuals within MapInfo will work to identify the impact and determine appropriate steps for resolution.

Transaction/Financial

What is the sale price?

Pitney Bowes has entered into a merger agreement to acquire MapInfo for approximately $408 million in cash, net of expected cash on MapInfo’s balance sheet at the time of closing. In approximately seven business days, Pitney Bowes will commence a tender offer at a value of $20.25 per share for the outstanding common shares of MapInfo.

Is this considered an acquisition?

Though this deal is actually classified as a merger, Pitney Bowes is a $5.7 billion company, and as such, this is an acquisition of MapInfo.

What are Pitney Bowes acquisition criteria going forward?

We believe that MapInfo’s growth plans align well with Pitney Bowes strategic direction. Pitney Bowes acquisition criteria are similar to MapInfo’s, which are: based on strategic fit, organizational and cultural alignment, and financial attractiveness.

What regulatory approvals are required? Do you expect any regulatory issues?

Both companies will have to obtain antitrust approval from the Federal Trade Commission and/or the Department of Justice under the federal Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. Pitney Bowes cannot acquire MapInfo stock pursuant to its tender offer until the applicable waiting period under that legislation has expired or been terminated. We don’t anticipate any regulatory issues.

What happens next?

Our Board has agreed to sell the company to Pitney Bowes, but the merger won’t be complete (and therefore Pitney Bowes will not acquire MapInfo) until a few things occur. The first of those items is filings by both MapInfo and Pitney Bowes with the U.S. Department of Justice and the Federal Trade Commission and any required foreign regulatory agencies. All proposed acquisitions such as this one over $59.8 million are subject to such filing requirements. The second item is shareholder approval of the merger. This transaction is being structured to include a tender offer, which means that Pitney Bowes will make an offer directly to our shareholders to purchase their shares for $20.25 per share. We will not know until after the tender offer is completed whether a shareholder meeting will be required to approve the merger. In any event, we would expect the merger to be completed during the second quarter of 2007.

Customers

How will this acquisition benefit customers? OEMs? Partners?

With the combined offerings, reach and new global footprint this new merger will provide customers and partners of both organizations the opportunity to further enhance their business endeavors.

Is there significant customer overlap between MapInfo and Pitney Bowes?

In some of your vertical markets, such as telecommunications, public sector, banking and insurance, there is a strong opportunity to leverage common customers. Given the complementary nature of our products, we believe this is a great opportunity to accelerate the growth of both businesses.

Combined Operations

Has an integration plan been developed? Why are so few details known at this time?

The companies must operate independently until after the transaction has closed, but thereafter cross-functional teams from both organizations will be working together to develop integration plans. Until that time, many details of the integration will not be decided. Once details are available, the integration team will share these plans with associates.

How does this deal help MapInfo compete?

Upon closing, MapInfo will be able to draw upon the support and resources of a much larger global organization as it implements its vision and strategy around location intelligence.

What will the company’s name be?

After the merger is completed, the company will be named Pitney Bowes MapInfo, to leverage the strength of both brands. It is anticipated that MapInfo will operate as a wholly owned subsidiary of Pitney Bowes within its software segment. As future branding decisions are made as part of detailed integration planning, information will be shared with associates as to the future usage of the MapInfo brand.

Will MapInfo still trade under the name ‘MapInfo’?

Upon closing, MapInfo will no longer be traded as a public entity.

Employee Questions

Who is Pitney Bowes?

Pitney Bowes is a $5.7 billion dollar Fortune 500 company. Pitney Bowes provides the world’s most comprehensive suite of software, hardware and services to help companies and governments of all sizes to improve the flow of communication to other companies and consumers.

Why is this good for me as an employee?

Pitney Bowes is growing the software segment of their business. As such, our location intelligence strategy is key to that initiative and we expect this to result in greater opportunity for the business and our associates.

What’s going to happen to me?

1.	Is my job at risk?

2.	Who will I report to?

3.	Will my office location change? Will I be asked to re-locate?

4.	What changes can I expect to see in my functional area as a result of this acquisition?

5.	Will my title change?

6.	Will my email address change?

Pitney Bowes values the contributions of our associates and has initially indicated the desire to retain substantially all MapInfo associates. The companies must operate independently until after the transaction has closed, but thereafter, cross-functional teams from both organizations will work together for a few months to develop integration plans. As soon as we are able, we will share these plans with associates.

Who will run MapInfo day-to-day?

There are no plans to change MapInfo leadership. Mark Cattini will continue as President of MapInfo reporting into Leslie Abi-Karam, Executive Vice President and President Document Messaging Technologies.

What is expected of me?

1.	Will my job responsibilities change?

2.	Should I continue working on my existing projects?

3.	How will performance expectations be set and measured for me going forward?

Until further notice, we will conduct business as usual. The companies must operate independently until after the transaction has closed, but thereafter, cross-functional teams from both organizations will work together for a few months to develop integration plans. As soon as we are able, we will share these plans with associates.

How will this impact the terms of my employment?

1.	How does this affect my direct and variable compensation?

Although we anticipate that the compensation plans of most associates will remain unchanged, some variable plans may be reset following the closing. For example, compensation plans that include an EPS component will need to be reset. MapInfo Q2 compensation plans will not be impacted. (Note – Pitney Bowes fiscal year corresponds to the calendar year.)

2.	How does this affect full & part-time benefits, including time off and retirement plans?

In the future, it is expected that MapInfo will roll under the Pitney Bowes benefit program (timing TBD). Pitney Bowes and MapInfo HR will work closely to assess plan differences by region (+, -, or =) and determine an appropriate integration plan. Based on our initial review, the overall benefit package is very good.

3.	Will this affect my annual merit increase date?

At this point, all merit increase dates remain unchanged. If there is a change in the future, associates will be notified accordingly.

4.	How can I find out more information about Pitney Bowes and their benefit programs? HR is preparing a document comparing the benefits of both companies. This document will be shared with associates as soon as it is completed and agreed to with Pitney Bowes.

How does this affect stock options? All outstanding options will automatically vest immediately before the merger.

1.	Will I get paid for both my vested and unvested stock options? Yes, each vested and unvested option will be exchanged for cash in an amount equal to the difference between $20.25 and the exercise price of the option. For example, if you have 100 options at an exercise price of $10.00 per share, you will receive $1,025 (100 x ($20.25-$10.00)), less applicable withholding taxes.

2.	Since our vesting after the first year is monthly, what will be the date this is effective? As stated above, all unvested options will vest immediately before the merger.

3.	I have a lot of stock options that I have never exercised. I don’t want all the income in one year. Is there anything I can do to avoid that? You should consult with your own tax advisor to address your specific needs, but generally speaking for income tax purposes, you will be treated as if you received all of the income from your stock options at the time Pitney Bowes provides payment for your options (within 5 business days following the closing of the merger).

4.	How and when will I get paid for my stock options? You will soon receive a letter from the company providing instructions on how to obtain payment for your options. Payment will be made within 5 business days after the closing of the merger.

5.	Will the money come through E*Trade? The instructions you receive will explain how to obtain payment.

6.	Will I be able to keep my E*Trade account after my options and ESPP shares are paid out? All E*Trade accounts will remain active until closing of the deal. Following the closing, additional information will be provided to you regarding your E*Trade account.

How does this affect ESPP? The ESPP will be terminated prior to the closing of the merger, and the current offering period (which began March 1, 2007) will be deemed closed as of date determined by our Board of Directors, such date not to be less than 10 days prior to the closing of the merger. When the offering period is closed, any amounts you have contributed in the offering period will be used to purchase shares of our common stock at a price equal to 85% of the price of our stock on either March 1, 2007 or the last day of the shortened offering period, whichever is lower. 85% of the closing price of our stock on March 1, 2007 is $11.59 per share.

1.	I still have stock certificates at home from ESPP purchases. What should I do with them? All stockholders will receive specific instructions in the mail as to what to do with any existing stock certificates if they choose to accept the tender offer for 20.25 per share.

2.	All my ESPP shares are at E*Trade. Will the money to purchase those shares go into my E*Trade account? If you accept the tender offer, the instructions you receive will allow you to designate where to send your proceeds.

3.	Who can I go to if I have questions about my MapInfo stock or options? You can contact either Sally Rice (x7122) or Jason Joseph (x6508).

Will I be able to get stock in Pitney Bowes?

This is a cash transaction so there will not be Pitney Bowes stock as part of the transaction. Some positions will be eligible for the Pitney Bowes long term stock option plan. Pitney Bowes also has an employee stock purchase plan that they will provide more details on after closing.

Daily Operations

1.	What do we do about open and pending requisitions?

2.	What do we do about offers that have been extended?

3.	How will expenses be processed?

4.	How will travel plans and expenses be approved?

5.	What do we do about open purchase orders and any purchase orders we need to create?

Until further notice, we will conduct business as usual. The companies must operate independently until after the transaction has closed, but thereafter, cross-functional teams from both organizations will work together for a few months to develop integration plans. As soon as we are able, we will share these plans with associates.

These transition times can be stressful. Is there any support available for stress management?

Until further notice, MapInfo will continue to offer the EAP programs where currently available.

How do I address any further questions?

Raise any job specific questions to your direct manager. General questions related to the acquisition can be emailed to pbquestions@mapinfo.com and we will work with Pitney Bowes staff to get answers.

What is the ongoing communication plan?

1.	When can I expect to hear more about changes?

2.	How will changes be communicated?

The companies must operate independently until after the transaction has closed, but thereafter, cross-functional teams from both organizations will work together for a few months to develop integration plans. As additional information becomes available, it will be communicated to associates by their management or through the on-line integration FAQ database.

Will MapInfo’s organizational structure change? If yes, how quickly?

At this time, MapInfo’s current organizational structure will remain in effect; however, the structure will be reviewed as part of the integration planning exercises that will commence after closing.

*****

Company Fast Facts

World Headquarters:

1 Elmcroft Rd

Stamford, Ct. 06926-0700

203-356-5000

Company History:
Founded:	1920
Founders:	Arthur Pitney and Walter Bowes
Date public:	1920
NYSE Stock Symbol:	PBI

Company Overview:
2006 Revenue	$5.7 billion
2006 Assets	$8.5 billion
2006 Free Cash Flow	$523 million
2006 Adjusted EPS	$2.69 (continuing operations)
2006 GAAP EPS	$2.51 (continuing operations)
2006 Dividends	$1.28

Employees	35,000
Business Locations	130 Countries
Market	$250 billion Global Mailstream
Business	Mail and Document Management Solutions

Significant Company Acquisitions since 2001:

•

2006: Print Inc., headquartered in Bellevue, Washington, is a leader in the growing print management market, providing bundled offerings of printer supplies, service and equipment to manage document production.

•

2006: Advertising Audit Service (AAS) and PMH Caramanning, headquartered in Michigan. AAS offers a variety of web-based tools for the customization of promotional mail and marketing collateral. PMH designs and manages customer and channel performance solutions, including customer loyalty and rewards programs.

•	2006: Ibis Consulting, Inc., based in Rhode Island, is a leading provider of electronic discovery services and solutions to law firms and corporate clients

•

2006: Emtex Ltd., headquartered in the UK, provides software and services that allow large-volume mailers to simplify document production and centrally manage complex multi-vendor and multi-site printer operations.

•	2005: Imagitas, a Waltham, MA marketing services company that specializes in using the mail to help companies connect with hard to reach consumers.

•	2005: Compulit Inc., a Michigan based leading provider of litigation support services to law firms and corporate clients.

•	2004: International Mail Express (IMEX), based in New York, consolidates letters and flat-sized mail headed to international addresses to reduce postage costs and expedite delivery.

•	2004: Group 1 Software Inc., based in Lanham, MD, is an industry leader in software that enhances mailing efficiency, data quality and customer communications.

•

2003: DDD Company, based in Maryland, provides a broad array of services including fulfillment services, secure mail process, messenger services, logistics support and record and information management.

•	2002: PSI Group, Inc., headquartered in Omaha, the nation’s largest mail pre-sort company.

•	2001: Secap SA, a French based mailing systems company offering a range of mail processing and paper handling equipment for low- to mid-volume mailers.